SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D/A
(Amendment No 51)
Under the Securities and Exchange Act of 1934

  Seligman Quality Municipal Fund, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

816343107
(CUSIP Number)

George W. Karpus, President
Karpus Management, Inc. d/b/a
Karpus Investment Management
183 Sullys Trail
Pittsford, New York 14534
(585) 586-4680

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)

January 09, 2006
(Date of Event which Requires Filing of this Statement)

If the person has previously filed a statement on Schedule 13G to report the Acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the following box. [ ]

(Page 1 of 4 pages)
There are no exhibits.

















ITEM 1	Security and Issuer
		Common Stock
		Seligman Quality Municipal Fund
		J.&W. Seligman & Co. Incorporated
		100 Park Ave.
		New York, NY   10017
ITEM 2	Identity and Background
a) Karpus Management, Inc. d/b/a Karpus Investment
Management (?KIM?)
George W. Karpus, President, Director and Controlling
Stockholder
		JoAnn VanDegriff, Vice President and Director
		Sophie Karpus, Director
		b) 183 Sullys Trail
		Pittsford, New York 14534
c) Principal business and occupation - Investment Management for individuals, pension and profit sharing plans, corporations,
		endowments, trust and others, specializing in conservative asset management (i.e. fixed income investments).
d) None of George W. Karpus, JoAnn VanDegriff, or Sophie
Karpus (?the Principals?) or KIM has been convicted in the past five years of any criminal proceeding (excluding traffic
violations).
e) During the last five years none of the principals or KIM has been a party to a civil proceeding as a result of which any of them is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
		f) Each of the Principals is a United States citizen.
		KIM is a New York corporation.
ITEM 3	Source and Amount of Funds or Other Considerations
KIM, an independent investment advisor, has accumulated shares of SQF on behalf of accounts that are managed by KIM (?the
Accounts?) under limited powers of attorney.  All funds that have been utilized in making such purchases are from such
Accounts.
ITEM 4	Purpose of Transaction
KIM has purchased Shares for investment purposes.  Being
primarily a fixed income manager, with a specialty focus in the closed end fund sector, the profile of SQF fit the investment guidelines for various Accounts.  Shares have been acquired
since  December 7, 1999.                       .
ITEM 5 	Interest in Securities of the Issuer
A) As of the date of this Report, KIM owns 472,530 shares, which represents 10.00 % of the outstanding Shares. George Karpus presently owns 2,650 shares purchased on May 10, 2004 at $11.77 (1500 shares), May 11 at $ 11.77 (1000 shares), and May 12 at $11.76 (1500 shares). He sold shares on September 14, 2005 at $ 12.55 (1100 shares), September 16 at $ 12.50 (250 shares). Karpus Management Inc. currently owns 1550 shares purchased on October 20, 2004 at $ 12.47 (1050 shares), December 20, 2005 at $12.54 (500 shares). Shares were sold on September 14, 2005 at $ 12.55 (400 shares), and September 16 at
$ 12.50 (50 shares). Jo Ann Van Degriff presently owns 2,870 shares purchased on October 6 & 12 at $12.48 ( 870 shares), October 7 & 10 at
$ 12.51 (500 shares), October 11 at $12.50 (100 shares), December 8,
2005 at $12.58 (300 shares), December 22,2005 at $12.53 (1100 shares).
None of the other Principals of KIM presently owns shares of SQF.
      b) KIM has the sole power to dispose of and to vote all of such Shares under limited powers of attorney.
c)  Open market purchases for the last 60 days for the Accounts.
There have been no dispositions and no acquisitions, other than by such open market purchases,
DATE
SHARES
PRICE PER

DATE
SHARES
PRICE PER


SHARE



SHARE
11/1/2005
900
12.50

12/1/2005
1300
12.60
11/2/2005
8600
12.47

12/5/2005
3200
12.59
11/3/2005
900
12.50

12/6/2005
4000
12.60
11/4/2005
7100
12.44

12/7/2005
500
12.59
11/8/2005
2000
12.53

12/8/2005
2100
12.60
11/9/2005
200
12.35

12/14/2005
4700
12.56
11/10/2005
1200
12.41

12/15/2005
900
12.56
11/14/2005
1100
12.38

12/16/2005
6000
12.60
11/15/2005
3200
12.40

12/19/2005
6200
12.55
11/16/2005
-450
12.41

12/20/2005
1000
12.54
11/16/2005
100
12.40

12/22/2005
5500
12.54
11/21/2005
700
12.45

12/23/2005
500
12.60
11/23/2005
5800
12.54

12/27/2005
300
12.61
11/28/2005
5300
12.59

12/30/2005
700
12.74
11/29/2005
700
12.59




11/30/2005
300
12.59




The Accounts have the right to receive all dividends from, any proceeds from the sale of the Shares. KIM reserves the right to further accumulate or sell shares. None of the Accounts has an interest in shares constituting more than 5% of the Shares outstanding.
ITEM 6	Contracts, Arrangements, Understandings, or Relationships
	with Respect to Securities of the Issuer.
Except as described above, there are no contracts,
arrangements, understandings or relationships of any kind
among the Principals and KIM and between any of them and any other person with respect to any of SQF Securities.
ITEM 7	Materials to be Filed as Exhibits
		Not applicable.



































Signature
	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.
						Karpus Management, Inc.






January  09, 2006             	By:________________________
       Date				         Signature
			            DANA R. CONSLER, SENIOR VICE PRESIDENT
         Name/Title